

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

John Naccarato
General Counsel
Algoma Steel Group Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4, Canada

> **Re: Algoma Steel Group Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed August 17, 2021**
> **File No. 333-257732**

Dear Mr. Naccarato:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-4 filed August 17, 2021

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Legato and Algoma, page 36

1. We note your updated disclosure on page 36 in response to prior comment 1. Please be advised that the unaudited pro forma book value information should assume the merger occurred as of March 31, 2021. Please revise accordingly.

Certain Unaudited Prospective Financial Information Regarding Algoma, page 95

2. We note your revisions in response to prior comment 3. Please revise to provide additional detail regarding the assumptions underlying the projected information, quantifying each metric and the assumptions to the extent possible. We note, as one

example, the projected shipment volume information included on page 25 of the Form 8-K filed on May 25, 2021.

Certain Material U.S. Federal Income Tax Considerations, page 123

3.   We note your response to prior comment 21. Given that response and the disclosure you cite, it continues to appear that the tax consequences of the transaction are material to investors. Therefore, please file the exhibit required by Item 601(b)(8) of Regulation S-K.

Algoma's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 184

4.   We note your response to prior comment 6; however, we continue to believe that merely combining the results of operations of the predecessor for the eight months ended November 30, 2018 and the successor for the four months ended March 31, 2019 in MD&A and in other disclosures throughout the filing, including Selected Financial Data, is not appropriate. Please revise your presentation to reflect the relevant pro forma adjustments that would be required by Article 11 of Regulation S-X and explain how the pro forma information is derived, including the nature and impact of the pro forma adjustments. We have considered your response in regard to increased complexity; however, it is not clear to us how or why presenting pro forma results in lieu of combined results would result in increased complexity, especially given the nature of the pro forma adjustments you have identified. It also appears to us, given the purchase transaction, presenting and discussing pro forma results would be more meaningful and would enhance comparability between the annual periods being discussed.

Adjusted EBITDA and Further Adjusted EBITDA (i), page 193

5.   We note your response to prior comment 7. It is not clear to us from your response what the nature and amount of the additional expenses that would not have been incurred in the absence of the COVID relief were and how you determined it is appropriate to not adjust for the COVID relief. Please clarify. In addition, please more fully explain to us the what the disclosures on pages 160-162 represent and how the related amounts were determined.

Unaudited Pro Forma condensed Combined Consolidated Financial Information, page 203

6.   We note your response to prior comment 10 and the additional disclosures you provided. As previously requested, please revise your disclosures to explain that the reason why listing expenses are significant is due to the fact that the fair value of the Algoma common shares being issued to the Legato Founders in exchange for the Founders common shares of Legato is substantially greater than the amount the Founders paid to acquire their shares.

7.   As noted in your response to prior comment 12, please clarify that although the pro forma amount of cash under the maximum redemption scenario is less than $200 million, Algoma has not yet elected to waive the minimum cash requirement of $200 million and unless Algoma elects to waive this requirement the maximum redemption scenario can not occur.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information
3. Loss Per Share, page 214

8.   It appears that the weighted average shares outstanding and net loss per share amounts for Legato presented on page 214 are not consistent with the amounts disclosed on page 209. Please advise or revise.

Comparison of Rights of Algoma Shareholders and Legato Stockholders, page 258

9.   Please expand your response to prior comment 17 to describe what amendments to the articles that are being adopted for "technical reasons" and the nature of the changes.

Financial Statements of Legato
General, page F-1

10.   Due to the fact that Legato Merger Corp filed a Form 10-Q for the period ended June 30, 2021, please provide updated financial statements and related disclosures for Legato Merger Corp in the Form F-4.

General

11.   Your response to prior comment 30 references revisions to pages F-52 and F-53, but no revisions appear on those pages. Please revise or advise.

12.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sisi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Perry Hindin at 202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing